Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:   www.drreddys.com

May 9, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q4 FY25 Audited Financial Results Presentation

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Audited Financial Results of the Company for the quarter and Financial Year ended March 31, 2025.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Q4 & FY25 FINANCIAL RESULTS

May 9, 2025


Dr.Reddy's

Dr.Reddy's

Safe Harbor Statement

This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as "anticipates", "believes", "estimates", "expects", "intends", "plans", "predicts", "projects" and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company's business activities, please see the company's annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2024 and quarterly financial statements filed in Form 6-K with the US SEC for the quarter ended Jun 30, 2024, Sep 30, 2024, Dec 31, 2024 and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Dr.Reddy's

Record annual revenue & highest ever EBITDA in FY25

Q4 Performance

₹ 8,506 Cr
Revenues
⬆ 20%YoY ⬆ 2% QoQ

₹ 2,475 Cr | 29%
EBITDA | EBITDA %
⬆ 32%YoY ⬆ 8% QoQ

₹ 2,005 Cr | 24%
PBT | PBT %
⬆ 25%YoY ⬆ 7% QoQ

₹ 1,594^ Cr | 19%
PAT | PAT %
⬆ 22%YoY ⬆ 13% QoQ

FY25 Performance

₹ 32,554 Cr
Revenues
⬆ 17%YoY

₹ 9,213 Cr | 28%
EBITDA | EBITDA %
⬆ 11%YoY

₹ 7,678 Cr | 24%
PBT | PBT %
⬆ 7%YoY

₹ 5,654^ Cr | 17%
PAT | PAT %
⬆ 2%YoY

^After adjusting for minority interest

FINANCIAL HIGHLIGHTS

- **Highest ever quarterly revenues & profits** in **Q4**
- **Double-digit FY25 Revenue growth** at **17%**
  - *Underlying growth excl. acquired Consumer healthcare (NRT) business @12%*
- **Robust FY25 EBITDA** and **RoCE** at **28%**
- A **strong balance sheet** with **Net cash surplus** of **₹2,454 Cr**

Dr.Reddy's

Continued progress on our priorities, in line with stated strategy

KEY HIGHLIGHTS

- **UK integration completed in May’25** for acquired **Nicotine Replacement Therapy** (NRT)
- Partnered with **Henlius** for exclusive commercialization rights of **daratumumab** biosimilar for the US & Europe
- Partnered with **Bio-Thera** to commercialize **ustekinumab** & **golimumab** biosimilars, primarily for Southeast Asia
- **Denosumab** biosimilar **filing accepted** by **USFDA**
- Expanded partnership with **Sanofi** for novel drug, **Beyfortus®**(nirsevimab) in India for preventing RSV
- Launched partnered product, **Sensimune™**, indicated for house dust mite-induced allergies, in India
- Participated in Government of India’s **Jan Aushadhi** Program with one of our products

Recognitions for our continued efforts in sustainability

KEY HIGHLIGHTS

- **EcoVadis score** @73, **among top 15%** assessed globally
- **'CSR Program of the Year'** at Financial Express – Pharma Awards 2025
- **CII's 'Climate Action Program 2.0° Award'** in **'Resilient'** category - Light Manufacturing Sector
- **'Leadership'** category in Indian Corporate Governance Score Card 2024 by **Institutional Investor Advisory Services**

ecovadis

FINANCIAL EXPRESS PHARMA SUMMIT & AWARDS

CAP2.0° CLIMATE ACTION PROGRAMME 5th EDITION

IiAS INSTITUTIONAL INVESTOR ADVISORY SERVICES

OTHER UPDATES

- Received **'VAI' status from USFDA** for API facility, **CTO-2**, in Bollaram, Hyderabad

Dr.Reddy's

Q4 : Overall double-digit growth driven by performance across geographies, aided by Consumer healthcare (NRT) revenues

Q4 REVENUE BY SEGMENT


GLOBAL GENERICS
89%
₹ 8,506 Cr
20%YoY# 2%QoQ#
PSAI
11%
OTHERS
0.2%

₹ 7,536 Cr
Global Generics
23%YoY^ 2% QoQ^

₹ 956 Cr
Pharmaceutical Services & Active Ingredients (PSAI)
16%YoY 16% QoQ

 # Underlying overall growth excl. NRT @12% YoY and 2% QoQ
^Underlying growth excl. NRT @13% YoY and 2% QoQ

GLOBAL GENERICS SPLIT IN Q4

₹ 3,559 Cr
North America
9%YoY 5% QoQ

₹ 1,275* Cr
Europe
145%YoY* 5% QoQ*


42%
15%
15%
16%

₹ 1,305 Cr
India
16%YoY 3% QoQ

₹ 1,398 Cr
Emerging Markets
16%YoY 3% QoQ

**Includes revenues from the acquired NRT business*
Underlying growth excl. NRT @30% YoY & 12% QoQ

Dr.Reddy's

FY25 : Double-digit growth across geographies

FY25 REVENUE BY SEGMENT



GLOBAL GENERICS
89%
₹ 32,554 Cr
17%YoY#
PSAI
10%
OTHERS
1%

₹ 28,955 Cr
Global Generics
18%YoY^

₹ 3,385 Cr
Pharmaceutical Services & Active Ingredients (PSAI)
14%YoY

 # Underlying overall growth excl. NRT @12% YoY
^Underlying growth excl. NRT @13% YoY

GLOBAL GENERICS SPLIT IN FY25

₹ 14,516 Cr
North America
12%YoY

₹ 3,588* Cr
Europe
75%YoY*



45%
11%
17%
17%

₹ 5,373 Cr
India
16%YoY

₹ 5,477 Cr
Emerging Markets
13%YoY

**Includes revenues from the acquired NRT business*
Underlying growth excl. NRT @16% YoY

Dr.Reddy's

Investing and upscaling commercial and R&D capabilities

GROSS MARGINS (% of Revenues)



Q4FY25
55.6%
Q3FY25
58.7%
Q4FY24
58.6%

SG&A EXPENSES (% of Revenues)



Q4FY25
28.3%
Q3FY25
28.9%
Q4FY24
28.9%

R&D EXPENSES (% of Revenues)



Q4FY25
8.5%
Q3FY25
8.0%
Q4FY24
9.7%

CAPEX (₹ Cr)



FY25
2,699
767
FY24
1517
FY23
1132
FY22
1466
FY21
974

FREE CASH FLOW (₹ Cr)



FY25*
1332
1110
FY24*
2672
FY23*
4566
FY22
1191
FY21*
2464

*Before acquisition related payouts

NET DEBT / EQUITY



-0.07
Mar '25^
-0.23
Mar '24
-0.21
Mar '23
-0.08
Mar '22
-0.04
Mar '21

^Net Cash Surplus stood at ₹2,454 Cr. as on 31st Mar 2025

North America Q4FY25 Performance


42%

Revenues

₹ 3,559 Cr

⬆ 9%YoY ⬆ 5% QoQ

GROWTH DRIVERS

- **New launches, product specific opportunities,** offset by **price erosion**

Demand-led growth offset by price erosion

MARKET PERFORMANCE

⬆ **3.9% vs. 3.8%**

DRL Growth vs. US Generic Market Growth*

*As per IQVIA MAT for Feb' 25

NEW LAUNCHES

7 Q4

18 FY25

PENDING APPROVAL

73 ANDAs

3 NDAs

Includes 46 Para IVs & 20 FTFs

PRICE EROSION

STABLE

(for mature portfolio)

NEW FILINGS

7 Q4

10 FY25

ANDAs

OTHER UPDATES

- **Divested Shreveport** manufacturing facility, Louisiana

Dr.Reddy's

India Q4FY25 Performance


15%

Revenues

₹ 1,305 Cr

↑ 16%YoY ↓ 3% QoQ

GROWTH DRIVERS

- YoY: **New product launches,** incl. in-licensed vaccine portfolio from **Sanofi** and price increase
- QoQ: Slower than expected growth in certain TAs like Gastro, Cardio, & Pain.

Growing in double digits, new products performance has been encouraging

MARKET PERFORMANCE

↑ **8.4% vs. 8.0%**

DRL Growth vs. IPM Growth*

*As per IQVIA MAT Mar'25

NEW BRAND LAUNCHES

23

+ Sanofi, Nestlé

FY25

BRANDS IN TOP 300 IPM

17

As per IQVIA Mar'25

MARKET RANKING

10th

As per IQVIA Mar'25

THERAPY LEADERSHIP

#1 STOMATO-LOGICALS

#2 VACCINES

As per IQVIA Mar'25

BRANDS WITH ₹100 CR+ SALES

21

As per IQVIA Mar'25

Dr.Reddy's

Emerging Markets Q4FY25 Performance


16%

Revenues

₹ **1,398** Cr

⬆ 16%YoY ⬇ 3% QoQ

GROWTH DRIVERS

- YoY: New launches & **higher volumes** in base business
- QoQ: Lower volumes

New launches & higher sales volumes drive double-digit growth

REVENUE SPLIT


CISR
17%
RoW
36%
Russia
47%

₹ **655** Cr
Russia

⬆ 31%YoY ⬇ 7% QoQ

- YoY growth from new product launches & higher volumes
- QoQ decline due to slower volume growth

₹ **244** Cr
CISR

⬆ 13%YoY ⬆ 1% QoQ

- Growth driven by higher base business volumes

₹ **499** Cr
RoW

⬆ 1%YoY ⬆ 1% QoQ

- Contribution from new product launches, partially offset by lower business volumes & price.

NEW LAUNCHES

26	85
Q4	FY25

New Products across markets

Dr.Reddy's

Base business growth aided by acquired NRT business revenues

Europe Q4FY25 Performance



15%

Revenues

₹ **1,275*** Cr

145%YoY* 5% QoQ*

GROWTH DRIVERS

- Acquired NRT business
- **Improved** sales **volumes**, **new product launches,** partially offset by **price erosion** in base business

*Includes revenues from acquired NRT business of ₹597 Cr. Underlying growth excl. NRT @30% YoY & 12% QoQ.

REVENUE SPLIT



France, Italy, Others
8%
UK
17%
Germany
28%
Acquired NRT Business
47%

₹ 597 Cr
Acquired NRT Business
1% QoQ (down)

₹ 355 Cr
Germany
26%YoY 7% QoQ

₹ 216 Cr
UK
43%YoY 14% QoQ

₹ 106 Cr
France, Italy, Others
20%YoY 27% QoQ

STRATEGIC HIGHLIGHTS

- **Integration** of 1st country, UK, completed
- Next wave of countries to be integrated - Nordics

Nicotinell

NEW LAUNCHES*

10	39
Q4	FY25

*Excl. Acquired NRT business

Dr.Reddy's

PSAI Q4FY25 Performance


11%

Revenues

₹ **956** Cr

↑ 16%YoY ↑ 16% QoQ

GROWTH DRIVERS

- **API growth** driven by **new launches** & **higher volumes**.
- Growth in **CDMO** business

Growth led by new launches and higher API volumes as well as growth in services business

GROSS MARGIN	
26.3%	**27.1%**
Q4	FY25

NEW FILINGS (DMFs)	
52	**111**
Q4	FY25

Dr.Reddy's

In Summary

A diversified business model with broad based levers

Dr.Reddy's

- STRENGTHEN CORE BUSINESSES ACROSS MARKETS WITH A ROBUST PRODUCT PORTFOLIO
- INVEST IN INNOVATIVE & DIFFRENTIATED PRODUCTS (NCEs, CDMO, CONSUMER HEALTH)
- DRIVE OPERATIONAL EFFICIENCY & PRODUCTIVITY
- FOCUS ON QUALITY AND COMPLIANCE
- STRENGTHEN CAPABILITIES – PEOPLE, DIGITAL, PROCESSES
- INTEGRATE ESG INTO BUSINESS

Dr.Reddy's

About key metrics and non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.

Good Health Can’t Wait.

